

September 22, 2008

via U.S. mail

Richard E. Gathright
Chief Executive Officer and President
SMF Energy Corporation
200 West Cypress Creek Road, Suite 400
Fort Lauderdale, FL 33309

> **Re:** **SMF Energy Corporation**
> **Amendment No. 2 to Preliminary Proxy Statement on Schedule 14A**
> **Filed September 15, 2008**
> **File No. 1-14488**

Dear Mr. Gathright:

We have completed our review of the above-referenced filing and have no further comments at this time.

Sincerely,

Anne Nguyen Parker
Branch Chief

cc: L. Nicholson

via facsimile

Lee Terry, Esq.
(303) 893-1379